Exhibit #18.1 Letter re change in accounting principles

March 12, 2010

Camden National Corporation
P.O. Box 310
Camden ME 04843

Ladies and Gentlemen:

During 2009, the Company changed the date as of which it evaluated goodwill of its Acadia Trust, N.A. reporting unit for impairment.  In previous years, management conducted its evaluation as of June 30.  After performing the evaluation as of June 30, 2009, management decided to change the evaluation date to November 30 of each year, and performed an evaluation as of November 30, 2009.  We understand the reason for the change is that November 30 is the date as of which management evaluates the goodwill arising from the Union Bankshares Company acquisition (disclosed in Note 2 to the 2009 consolidated financial statements) for impairment, and that evaluating both components of goodwill for impairment as of the same date is believed to enhance the efficiency of the evaluation.

As you have requested, we have discussed with you the circumstances, business judgment, and all other underlying factors that contributed to your decision to make this change.

Based on our review of the attendant circumstances and discussions with management, we concur that the change described above is preferable under the circumstances.

Sincerely,

/s/ Berry, Dunn, McNeil & Parker

BERRY, DUNN, MCNEIL & PARKER